UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2007
Commission File Number 001-14564
APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)
22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑                    Form 40-F   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant home country, or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐                     No   ☑
If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2007 UNAUDITED INTERIM RESULTS ANNOUNCEMENT
FORWARD LOOKING STATEMENTS
SIGNATURES

(Incorporated in Bermuda with limited liability)
(Stock Code: 1045)
2007 UNAUDITED INTERIM RESULTS ANNOUNCEMENT
CHAIRMAN’S STATEMENT
The Board of Directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) hereby announces the unaudited interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2007.
This interim results has been reviewed by the Company’s Audit Committee and auditors.
INTERIM RESULTS
The Group’s turnover and profit attributable to equity shareholders amounted to HK$230,685,000 (2006: HK$207,996,000) and HK$5,023,000 (2006: HK$21,139,000 loss attributable to equity shareholders) respectively. Basic earnings per share was HK1.22 cents (2006: loss per share HK5.12 cents).
INTERIM DIVIDEND
Although the Group has started to make profit again for the first half of 2007, owing to the need of the Group’s future development, the Board has resolved not to declare any interim dividend for the six months ended 30 June 2007 (2006: Nil).
BUSINESS REVIEW
The Group’s five satellites, APSTAR V, APSTAR VI, APSTAR IIR, APSTAR I, and APSTAR IA, together with their corresponding telemetry, tracking and control systems, have been operating under normal condition during the period. The commencement of APSTAR VI further strengthened the competitive edge of the Group in market competition. As of 30 June 2007, the utilization rates of APSTAR V and APSTAR VI were at 67% and 66% respectively.
APSTAR VI
APSTAR VI satellite is one of the latest advanced high power satellite launched in April 2005 with 38 C-band transponders and 12 Ku-band transponders. Its utilization has been increased to 66% as at 30 June 2007 from 40.4% of the same period in 2006 indicating the satellite has been well received by customers and the improvement of the competitive edge of APT in the region.
APSTAR V
APSTAR V has recorded its utilization rate at 67% as at 30 June 2007.
With the commencements of APSTAR V and APSTAR VI, the Group can provide the latest advanced and comprehensive satellite communication and broadcasting services to our customers. The effective improvement of transponder resources and market competition has boosted the sales of transponder services of the Group in Asia Pacific region.
New Satellites in China Market
Two new satellites were launched consecutively in June 2007 and July 2007 for China Market. As

a result, the market competition of the China Market is more intense. While APT has been transferring the transmission of satellite television program in response to the request of some customers, it has also obtained new customers and new utilizations off setting part of the customer loss. Meanwhile, the Group will during the period continuously strengthen and optimize its services to timely satisfy customers’ need. As a result, the Board believes such transfer arrangement as a whole will not adversely affect the Group’s revenue. With regard to the impact of the new satellites in the region, the Group will continuously monitor the demand and supply situation of the transponder market in China. The Group will also try its best to further improve its quality of service so as to satisfy customers’ needs, and expand the Group’s services in overseas markets and appropriate satellite-related value-added services.
Satellite TV Broadcasting and Uplink Services
The Group provides satellite TV uplink and broadcasting services through its wholly-owned subsidiary, APT Satellite TV Development Limited (“APT TV”) and successfully established the satellite TV broadcasting platform based on the Satellite TV Uplink and Downlink Licence of Hong Kong. As at 30 June 2007, the number of satellite TV channels up-linked and broadcast by APT TV was increased to 70 channels, representing an increase of approximately 9.4% as compared to the same period in 2006.
Satellite-based Telecommunications Services
APT Telecom Services Limited (“APTS”), a wholly-owned subsidiary of the Group, provides satellite-based external telecommunication services to telecommunication operators of the region under the Fixed Carrier Licence of Hong Kong VSAT, facilities management services, and teleport uplink services to telecommunication operators, satellite operators, and ISPs players in the region.
Both uplink and broadcasting services and telecommunication services enable the Group to expand its customer base.
BUSINESS PROSPECTS
We expect the demand of transponder services to grow steadily in 2007. However, owing to the new satellite coming to the China market, there will be supply over demand and fierce market competition. The Group will leverage its competitive advantages and high quality services to reinforce its foothold in China market and expand its overseas market and strengthen its value-added services so as to further increase the utilizations of satellites and business growth.
FINANCE
As at 30 June 2007, the Group’s financial position remains sound with gearing of 40% (total liabilities/total assets). The Liquidity Ratio (current assets/current liabilities) is 1.61 times. The total equity of the Group is HK$1,985,878,000. The Group has cash and cash equivalents amounting HK$375,394,000 and pledged bank deposits HK$76,863,000. The capital expenditure incurred for the six months ended 30 June 2007 was approximately HK$7,066,000.
CORPORATE GOVERNANCE
The Group is committed to high standard of corporate governance especially in internal control and compliance.
NOTE OF APPRECIATION
I would like to take this opportunity to thank all our customers and friends for their support, as well as to all staff members of the Group for their contributions to the Group during the period.

Rui Xiaowu Chairman
Hong Kong, 7 September 2007

FINANCIAL REVIEW
The following discussion and analysis of the Group’s financial position and results of operations should be read in conjunction with the Financial Highlights and the related notes.

Highlights:	Six months ended 30 June 2007	Six months ended 30 June 2006	Changes

HK$ thousand

Turnover	230,685	207,996	↑22,689

Profit/(Loss) after taxation	4,361	(21,782)	↑26,143

Profit/(Loss) attributable to equity shareholders of the Company	5,023	(21,139)	↑26,162

Basic earnings/(Loss) per share	1.22 cents	(5.12 cents )	↑6.34

	At 30 June 2007	At 31 December 2006	Changes

HK$ thousand

Total assets	3,319,548	3,407,562	↓(88,014)

Total liabilities	1,333,670	1,425,329	↓(91,659)

Gearing ratio (%)	40%	42%	↓2%
The Group recorded a profit for the period of HK$4,361,000, mainly as a result of increase of turnover and increase of other net income due to increase of the bank deposit interest rate and bank balance as compared to the same period in 2006. The Group’s turnover for the period ended 30 June 2007 was HK$230,685,000 increased by 11% as compared to the same period in 2006 mainly attributable to the followings:
SATELLITE TRANSPONDER CAPACITY SERVICES AND RELATED SERVICES
Revenue from Satellite Transponder Capacity Services and Related Services for the period ended 30 June 2007 increased approximately 8% to HK$195,580,000. The increase of revenue was mainly due to commencement of some new utilization services contracts for APSTAR VI.
SATELLITE-BASED BROADCASTING AND TELECOMMUNICATIONS SERVICES
Revenue from Satellite-based Broadcasting and Telecommunications Services for the period ended 30 June 2007 increased approximately 30% to HK$35,050,000. The increase of revenue was mainly due to an increase in usage in wholesale voice business.
The detail of the Group’s turnover, which is analyzed by business segments, is disclosed in note 3 of this announcement.
SHARE OF RESULTS OF JOINTLY CONTROLLED ENTITIES
The Group maintained its interest in APT Satellite Telecommunications Limited (“APT Telecom”) at 55% as at 30 June 2007. As at 30 June 2007, the Group’s share of loss of APT Telecom was HK$560,000.

CAPITAL EXPENDITURE, LIQUIDITY, FINANCIAL RESOURCES AND GEARING RATIO
During the period ended 30 June 2007, the Group’s principal use of capital was the expenditure related to the purchasing of new equipments and office equipments which had been funded by internally generated cash. The capital expenditure incurred for the period ended 30 June 2007 amounted to HK$7,066,000.
During the period ended 30 June 2007, the Group repaid bank loan of HK$69,030,000 (equivalent to US$8,850,000), the funding for which came from internally generated cash. As a result of the above repayment, total outstanding of bank loan reduced from HK$936,069,000 to HK$867,039,000. The debt maturity profile (excluding the borrowing transaction cost) of the Group was as follows:

Year of Maturity	HK$

Repayable within 1 year or on demand	189,540,000
Repayable after one year but within five years	677,499,000

867,039,000

As at 30 June 2007, the Group’s total liabilities were HK$1,333,670,000, a decrease of HK$91,659,000 as compared to 31 December 2006, which was mainly due to partly repayment of bank loan as described above. As a result, the gearing ratio (total liabilities/total assets) has slightly decreased to 40%, representing a 2% decrease as compared to 31 December 2006.
As at 30 June 2007, the Group has approximately HK$375,394,000 free cash and HK$76,863,000 pledged deposit. Together with cash flow generated from operations, the Group could meet with ease all the debt repayment schedules in the coming year.
CAPITAL STRUCTURE
The Group continues to maintain a prudent treasury policy and manage currency and interest risks on a conservative basis. During the period, the Group made no hedging arrangement in respect of exchange rate fluctuation as the majority of its business transactions were settled in United States dollars. Interest on Bank Loans was computed at the London Inter-Bank Offering Rate plus a margin. The Group considers the fluctuation risk of the floating interest rate and may take appropriate measure in due course to hedge against interest rate fluctuation, if necessary.
CHARGES ON GROUP ASSETS
As at 30 June 2007, the assets of APSTAR V and APSTAR VI of HK$2,411,846,000 (31 December 2006: HK$2,506,454,000) and bank deposit of HK$76,863,000 (31 December 2006: HK$89,190,000) were pledged to secure a bank loan facility. The bank loan facility is also secured by the assignment of APSTAR V and APSTAR VI and their related insurance claims proceeds, and the assignment of all their present and future agreements of provision of transponder utilization services.
In addition, certain of the Group’s banking facilities were secured by the Group’s properties with aggregate carrying value of approximately HK$4,596,000 (31 December 2006: HK$4,655,000).
CAPITAL COMMITMENTS
As at 30 June 2007, the Group has outstanding capital commitments of HK$4,806,000 (31 December 2006: HK$4,852,000), which were contracted but not provided for in the Group’s financial statements, mainly in respect of purchases of equipment.

CONTINGENT LIABILITIES
Details of contingent liabilities of the Group are set out in note 9 of this announcement.
HUMAN RESOURCES
As at 30 June 2007, the Group had 150 employees (2006: 159). With regard to the emolument policy, the Group remunerates its employees in accordance with their respective responsibilities and current market trends. On 19 June 2001, the Company first granted share options under the share option scheme adopted at the annual general meeting on 22 May 2001 (“Scheme 2001”) to its employees including executive directors. On 22 May 2002, the Group adopted a new share option scheme (“Scheme 2002”) at the annual general meeting to comply with the requirements of the Rules (“Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Stock Exchange”). To further motivate employees for better contribution to the Group, the Group has also established an incentive bonus scheme.
The Group provides on the job training to employees to update and upgrade their knowledge on related job fields.

Unaudited consolidated income statement
for the six months ended 30 June 2007
(Expressed in Hong Kong dollars)

		Six months ended 30 June
		2007	2006
	Note	$’000	$’000

Turnover	3	230,685	207,996
Cost of services		(165,263)	(167,497)

Gross profit		65,422	40,499
Other net income		12,698	9,074
Revaluation gain on investment properties		—	78
Administrative expenses		(37,117)	(35,358)

Profit from operations	3	41,003	14,293
Finance costs	4	(28,764)	(31,055)
Share of results of jointly controlled entities		(560)	(445)

Profit/(Loss) before taxation	4	11,679	(17,207)
Income tax	5	(7,318)	(4,575)

Profit/(Loss) after taxation		4,361	(21,782)

Attributable to:
Equity shareholders of the Company		5,023	(21,139)
Minority interests		(662)	(643)

Profit/(Loss) after taxation		4,361	(21,782)

Earnings/(Loss) per share	6
— Basic		1.22 cents	(5.12 cents )

— Diluted		1.22 cents	(5.12 cents )

Unaudited consolidated balance sheet at 30 June 2007
(Expressed in Hong Kong dollars)

		At 30 June	At 31 December
		2007	2006
	Note	$’000	$’000

Non-current assets
Property, plant and equipment		2,615,060	2,721,582
Interest in leasehold land held for own use under an operating lease		15,007	15,195
Investment properties		4,945	2,496
Interest in jointly controlled entities		3,863	4,423
Amounts due from a jointly controlled entity		69,839	72,294
Club memberships		5,537	5,537
Prepaid expenses		19,747	25,207
Deferred tax assets		9,365	8,747

		2,743,363	2,855,481

Current assets
Trade receivables	7	93,226	80,261
Deposits, prepayments and other receivables		24,782	38,482
Amount due from immediate holding company		20	82
Amount due from a jointly controlled entity		5,900	2,741
Pledged bank deposits		76,863	89,190
Cash and cash equivalents		375,394	341,325

		576,185	552,081

Current liabilities
Payables and accrued charges		35,836	53,777
Rentals received in advance		33,516	34,155
Loan from a minority shareholder		7,488	7,488
Secured bank borrowings due within one year	8	187,327	156,820
Current taxation		93,583	93,080

		357,750	345,320

Net current assets		218,435	206,761

Total assets less current liabilities carried forward		2,961,798	3,062,242

Unaudited consolidated balance sheet at 30 June 2007
(Continued)
(Expressed in Hong Kong dollars)

		At 30 June	At 31 December
		2007	2006
	Note	$’000	$’000

Total assets less current liabilities brought forward		2,961,798	3,062,242

Non-current liabilities
Secured bank borrowings due after one year	8	675,293	773,534
Deposits received		27,857	20,419
Deferred income		210,869	222,141
Deferred tax liabilities		61,901	63,915

		975,920	1,080,009

Net assets		1,985,878	1,982,233

Capital and reserves
Share capital		41,327	41,327
Share premium		1,287,536	1,287,536
Contributed surplus		511,000	511,000
Capital reserve		9,614	9,614
Revaluation reserve		368	—
Exchange reserve		1,555	2,639
Other reserves		109	109
Accumulated profits		133,240	128,217

		1,984,749	1,980,442

Minority interests		1,129	1,791

Total equity		1,985,878	1,982,233

Notes :
(Expressed in Hong Kong dollars unless otherwise indicated)

1.	BASIS OF PREPARATION
This interim financial report of APT Satellite Holdings Limited (“the Company”) and its subsidiaries (“the Group”) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard (“HKAS”) 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). It was authorized for issuance on 7 September 2007.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2006 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”).

The interim financial report is unaudited, but has been reviewed by Company’s Audit Committee and the Company’s auditors, KPMG, in accordance with Hong Kong Standards on Review Engagements 2410, review of interim financial information performed by the independent auditor of the entity, issued by the HKICPA.

The financial information relating to the financial year ended 31 December 2006 that is included in the interim financial report as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2006 are available from the Company’s principal place of business. The auditors have expressed an unqualified opinion on those financial statements in their report dated 11 April 2007.

2.	SIGNIFICANT ACCOUNTING POLICIES
The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2006 annual financial statements.

The HKICPA has issued a number of new and revised HKFRSs, which term collectively includes HKASs and Interpretations, that are effective or available for early adoption for accounting periods beginning on or after 1 January 2007. Management has determined the accounting policies expected to be adopted in the preparation of the Group’s annual financial statements for the year ending 31 December 2007 on the basis of HKFRSs currently in issue, which the Management believes do not have a significant impact on the Group’s prior year financial position and results of operations.

The new and revised HKFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2007 may be affected by the issue of additional interpretation(s) or other changes announced by the HKICPA subsequent to the date of this interim financial report. Therefore the policies that will be applied in the Group’s financial statements for that period cannot be determined with certainty at the date of issuance of this interim financial report. The Group has not applied any new standards or interpretations that is not yet effective for the current accounting period.

3.	SEGMENTAL REPORTING
Segment information is presented in respect of the Group’s business and geographical segments. Business information is chosen as the primary reporting format because this is more relevant to the Group’s internal financial reporting.

Inter-segment pricing is based on terms similar to as those available to external third parties.

Business segments
The Group comprises two main business segments, namely provision of satellite transponder capacity and related services and provision of satellite-based broadcasting and telecommunications services.

			Provision of
			satellite-based
	Provision of satellite		broadcasting and
	transponder capacity		telecommunications		Inter-segment
	and related services		services		elimination		Consolidated
For the six months ended
30 June	2007	2006	2007	2006	2007	2006	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Turnover from external customers	195,580	181,077	35,050	26,871	—	—	230,630	207,948
Inter-segment turnover	8,858	8,771	564	563	(9,422)	(9,334)	—	—

Total	204,438	189,848	35,614	27,434	(9,422)	(9,334)	230,630	207,948

Service income							55	48

							230,685	207,996

Segment result	61,271	36,566	3,653	3,887	(2)	(2)	64,922	40,451
Service income							55	48
Unallocated other net income							12,698	9,152
Unallocated administrative expenses
— staff costs							(21,946)	(21,333)
— office expenses							(14,726)	(14,025)

Profit from operations							41,003	14,293
Finance costs							(28,764)	(31,055)
Share of results of jointly controlled entities							(560)	(445)

Profit/(Loss) before taxation							11,679	(17,207)
Income tax							(7,318)	(4,575)

Profit/(Loss) after taxation							4,361	(21,782)

Geographical segments

The Group’s operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple countries but not located within a specific geographical area. Accordingly, no segment analysis of the carrying amount of segment assets by location of assets is presented.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.

			Other regions
	Hong Kong		in the PRC		Singapore		Indonesia		Others
For the six months ended
30 June	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Turnover from external customers	35,813	23,890	86,395	114,564	18,982	18,187	58,121	22,477	31,374	28,878

4.	PROFIT/(LOSS) BEFORE TAXATION
Profit/(Loss) before taxation is arrived at after charging/(crediting):

	Six months ended 30 June
	2007	2006
	$’000	$’000

Interest on borrowings wholly repayable within five years	27,378	29,589
Other borrowing costs	1,386	1,466

	28,764	31,055

Depreciation and amortization	111,692	116,438
Gain on disposal of property, plant and equipment	(24)	(92)

5.	INCOME TAX

	Six months ended 30 June
	2007	2006
	$’000	$’000

Current tax — Overseas	9,951	10,358
Deferred tax	(2,633)	(5,783)

	7,318	4,575

Taxation is charged at the appropriate current rates of taxation ruling in the relevant countries.

No provision for Hong Kong Profits Tax has been made in the financial statements as the Company has no assessable profit for the period. Overseas tax includes the withholding tax paid or payable in respect of Group’s income from provision of satellite transponder capacity to the customers which are located outside Hong Kong.

6.	EARNINGS/(LOSS) PER SHARE
(a)	Basic earnings per share

The calculation of basic earnings/(loss) per share is based on the profit/(loss) attributable to equity shareholders of the Company of $5,023,000 (six months ended 30 June 2006: $21,139,000 loss attributable to equity shareholders) and the weighted average of 413,265,000 ordinary shares (30 June 2006: 413,265,000 shares) in issue during the six months ended 30 June 2007.

(b)	Diluted earnings per share

Diluted earnings per share is the same as the basic earnings per share as there were no dilutive potential ordinary shares in existence during the six months ended 30 June 2007 and 2006.

7.	TRADE RECEIVABLES
The Group allows an average credit period of 10 days to its trade customers. The following is an ageing analysis of trade receivables (net of specific provisions for bad and doubtful debts) at the balance sheet date:

	At 30 June	At 31 December
	2007	2006
	$’000	$’000

0 - 30 days	36,898	52,616
31 - 60 days	9,822	8,414
61 - 90 days	15,348	6,568
91 - 120 days	4,419	2,201
Over 121 days	26,739	10,462

	93,226	80,261

8.	SECURED BANK BORROWINGS
At 30 June 2007, the assets pledged for securing bank borrowings are the satellites of approximately $2,411,846,000 (31 December 2006: $2,506,454,000) and bank deposits of approximately $76,863,000 (31 December 2006: $89,190,000).

	At 30 June 2007	At 31 December 2006

	$’000	$’000

Bank loans	862,620	930,354
Less: Amount due within one year included under current liabilities	(187,327)	(156,820)

Amount due after one year	675,293	773,534

At 30 June 2007, the bank borrowings are repayable as follows:

Within one year or on demand	187,327	156,820
After one year but within five years	675,293	773,534

	862,620	930,354

9.	CONTINGENT LIABILITIES
(i)	In the years before 1999, no provision for overseas withholding tax had been made in respect of the Group’s transponder utilization income derived from the overseas customers as there was no applicable overseas tax rules stating that such transponder utilization income was subject to overseas withholding tax. In 1999, pursuant to the new overseas tax rules, certain of the Group’s transponder utilization income derived from overseas became subject to withholding tax and therefore full provision for such withholding tax for the year from 1999 onwards has been made in the financial statements. The Directors of the Company are of the opinion that the new tax rules should take effect from 1999 onwards and, accordingly, no provision for withholding tax in respect of the years before 1999 is necessary. The Group’s withholding tax in respect of 1998 and before, calculated at the applicable rates based on the relevant income earned in those years, not provided for in the financial statements amounted to approximately $75,864,000.

(ii)	The Company has given guarantees to banks in respect of the secured term loan facility granted to its subsidiary. The extent of such facility utilized by the subsidiary at 30 June 2007 amounted to $867,039,000 (31 December 2006: $936,069,000).

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES
During the six months ended 30 June 2007, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.
CODE ON CORPORATE GOVERNANCE PRACTICES
Throughout the six months ended 30 June 2007, the Company has met the code provisions (“Code Provision”) set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules, save for the following Code Provisions:
A4.1:	the non-executive directors of the Company are not appointed for a specific term given they shall retire from office by rotation once every three years except the Chairman of the Board and the President in accordance with the Bye-laws of the Company; and

A4.2:	the Chairman of the Board and the President are not subject to retirement by rotation given that would help the Company in maintaining its consistency of making business decisions.
AUDIT COMMITTEE
In the meeting on 29 August 2007, the Audit Committee reviewed with the management the accounting principles and practices adopted by the Group and the Company’s unaudited interim financial report for the six months ended 30 June 2007, and discussed auditing and internal control matters. The Audit Committee comprises of four independent non-executive directors including Dr. Lui King Man, Dr. Huan Guocang , Dr. Lam Sek Kong and Mr. Cui Liguo.
INTERIM REPORT
The Company’s 2007 Interim Report containing information required by Appendix 16 of the Listing Rules is to be published on the Stock Exchange’s website and the Company’s website (www.apstar.com) in due course.
FORWARD-LOOKING STATEMENTS
This announcement contains certain forward-looking statements, such as those that express with words “believes,” “anticipates,” “plans” and similar wordings. Such forward-looking statements involve inherent risks and uncertainties, and actual results could be materially different from those expressed or implied by them. As regards the factors, uncertainties as well as the risks, they are identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.
The Directors as at the date of this announcement are as follows:
Executive Directors:
Ni Yifeng (President) and Tong Xudong (Vice President)
Non-Executive Directors:
Rui Xiaowu (Chairman), Lim Toon, Yin Yen-liang, Wu Zhen Mu, Zhao Liqiang, Yong Foo Chong and Tseng Ta-mon (Alternate Director to Yin Yen-liang)
Independent Non-Executive Directors:
Huan Guocang, Lui King Man, Lam Sek Kong and Cui Liguo

FORWARD LOOKING STATEMENTS
     This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.
     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.
     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xii) the ability to retain and recruit qualified personnel; (xiii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiv) political and social developments, including war, civil unrest or terrorist activity; and (xv) the Company’s success at managing the risks involved in the foregoing.
     The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
     Date: September 7, 2007.

APT Satellite Holdings Limited
By	/s/ Ni Yifeng
Ni Yifeng Executive Director and President